UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-30718

Sierra Wireless, Inc.

(Exact name of registrant as specified in its charter)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(604) 231-1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

Effective January 12, 2023, the Registrant and Semtech Corporation completed a court-approved statutory plan of arrangement under the Canada Business Corporations Act pursuant to which Semtech Corporation, through its wholly-owned subsidiary, acquired all of the issued and outstanding shares of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sierra Wireless, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Sierra Wireless, Inc.

Date: January 23, 2023	By:	/s/ Emeka Chukwu
Name: Emeka Chukwu
Title: President